PRESS RELEASE

Paris, July 28, 2011

Sales growth of 6.9% thanks to Genzyme acquisition

and performance of growth platforms

Positive impact from Genzyme on business EPS1

	Q2 2011	Change on a reported basis	Change at constant exchange rates[1]	H1 2011	Change on a reported basis	Change at constant exchange rates
Net sales	€8,349m	+0.5%	+6.9%	€16,128m	-0.5%	+1.0%

Business net income[1]	€2,150m	-13.2%	-7.0%	€4,320m	-11.9%	-11.5%

Business EPS[1]	€1.64	-13.7%	-7.4%	€3.30	-12.2%	-11.7%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for H1 2011 is provided in Appendix 7. A reconciliation of business net income to consolidated net income is provided in Appendix 6. Consolidated net income in H1 2011 was €2,224 million, compared to €3,421 million in H1 2010. Consolidated earnings per share in H1 2011 was €1.70 versus €2.62 in H1 2010.

Commenting on the Group’s performance in Q2 2011, Sanofi Chief Executive Officer, Christopher A. Viehbacher said, “As expected, the second quarter is the most challenging this year, given the level of generic competition. Against this, growth platforms2 continue to perform well and strong progress has been achieved in the integration of Genzyme and Merial.”

Q2 2011 Performance

•	Total sales[3] grew 6.9%[4] to €8,349 million. Excluding Genzyme, sales were down 4.0% reflecting €778 million of sales lost due to generic competition vs. Q2 2010.

•	Growth platforms grew by 9.5% and including Genzyme accounted for 65.2% of total sales.

•	Genzyme sales were €796 million, up 16.0%[5].

•	Diabetes sales grew 12.4% driven by a strong performance of Lantus® (+14.5%) and Apidra® (+29.5%). Additionally, Lantus® SoloSTAR® now accounts for 46% of Lantus® U.S. sales.

•	Emerging Markets[6] sales reached €2,533 million or 30.4% of Group sales, an increase of 7.1% excluding Genzyme and A/H1N1 vaccines.

•	Consumer Health Care sales were €644 million (+17.6%), as Allegra® OTC generated sales of €63 million in the U.S. The Generics business continued its dynamic growth (+17.6% to €434 million).

•	Business EPS[1] was €1.64, down 7.4% at CER.

•	As a result of the acquisition of Genzyme, net debt was €13.2 billion at the end of Q2 2011.

Outlook

•	Genzyme cost synergies are expected to reach $700 million by end 2013.

•	KynamroTM (mipomersen) was recently filed in the EU and 5 new products filings are expected in the next 9 months.

•	Additional Phase III study results are expected by the end of the year for LemtradaTM (alemtuzumab), AubagioTM (teriflunomide) and Lyxumia® (lixisenatide).

•

The Group expects 2011 business EPS[1] to be 2% to 5% lower than 2010 business EPS[7] at CER, barring major unforeseen adverse events. This guidance does not assume a return of generics of Eloxatin® in the U.S.

(1)

See Appendix 10 for definitions of financial indicators; (2) See Appendix 4; (3) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10 for a definition); (4) Q2 2010 includes consolidated Merial sales (€524 million); (5) on a constant structure basis and at constant exchange rates; (6) See definition on page 8; (7) €7.06

Sanofi : www.sanofi.com

Media Relations: (+) 33 1 53 77 46 46 - E-mail : MR@sanofi.com

Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi.com

2011 second quarter and first half sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the second quarter of 2011, Sanofi generated net sales of €8,349 million, up 0.5% on a reported basis. Exchange rate movements had a negative effect of 6.4 percentage points, of which more than 70% was due to the weakening of the U.S. dollar versus the Euro. Various currencies from Emerging Markets (notably the Venezuelan Bolivar, Chinese Yuan and the Turkish Lira) also had an unfavorable impact. At constant exchange rates, and including changes in structure (primarily the consolidation of Genzyme from April 1st), net sales increased by 6.9%.

Net sales in the first half of 2011 were €16,128 million, a decrease of 0.5% on a reported basis. Exchange rate movements had an unfavorable effect of 1.5 percentage points. The depreciation of the U.S. dollar, and the Venezuelan Bolivar against the Euro was partially offset by the favorable effect of the Japanese Yen and the Australian dollar. At constant exchange rates, and after taking into account changes in structure (primarily the consolidation of Genzyme from April 1st), net sales increased by 1.0%.

Growth Platforms (see Appendix 4)

The Group’s growth platforms grew by 9.5% and including Genzyme accounted for 65.2% of total consolidated sales in the second quarter of 2011, which is up from 54.9% in the second quarter of 2010. In the first half of 2011, the growth platforms and Genzyme comprised 62.3% of total consolidated sales compared with 54.4% for the first half of 2010. Over the period, growth platforms grew by 12.3% excluding A/H1N1 vaccines sales.

Pharmaceuticals

Second-quarter net sales for the Pharmaceuticals business were €7,147 million (up 7.7%), which reflects the positive impact (€796 million) from the consolidation of Genzyme from April 1st, 2011 as well as generic competition to Lovenox®, Ambien®CR and Taxotere® in the U.S., Plavix® and Taxotere® in the EU and the impact of U.S. healthcare reform and EU austerity measures. First-half 2011 net sales increased 3.3% to €13,730 million.

Flagship Products8

(millions of euros)	Q2 2011 net sales	Change at constant exchange rates	H1 2011 net sales	Change at constant exchange rates
Lantus®	969	+14.5%	1,894	+13.9%

Apidra®	53	+29.5%	102	+25.3%

Lovenox®	536	-34.8%	1,119	-30.9%

Taxotere®	204	-64.5%	586	-49.1%

Plavix®	510	-2.4%	994	-8.4%

Aprovel®	343	+3.6%	663	-0.3%

Eloxatin®	248	+194.7%	436	+185.6%

Multaq®	68	+89.7%	131	+114.3%

Jevtana®	48	—	96	—

Cerezyme®	166	+58.3%*	166	+58.3%*

Myozyme® / Lumizyme®	99	+42.0%*	99	+42.0%*

Renvela®/Renagel®	137	+14.6%*	137	+14.6%*

Synvisc®/Synvisc One®	89	+17.2%*	89	+17.2%*

*	on a constant structure basis and at constant exchange rates
[1]	See Appendix 10 for definitions of financial indicators
[8]	See Appendix 2 for a geographical split of consolidated net sales by product

Diabetes

Net sales of the Diabetes division were €1,168 million (up 12.4%) and €2,281 million (up 11.5%) in the second quarter and first half of 2011, respectively. In the second quarter, Lantus®, the world’s leading diabetes brand, delivered double digit growth (+14.5% to €969 million). Over the period, sales of the product grew by 12.4% in the U.S. reflecting additional sustained promotional effort implemented from mid-2010. The contribution from Lantus® SoloSTAR® in the second quarter represented 46.2% of total Lantus® sales in the U.S., an increase of 13.9 percentage points versus the fourth quarter of 2009. The growth of Lantus® was also sustained in Japan (+14.9%). Emerging Markets9 grew 29.3% given robust performance in Russia (+55.0%), China (+50.6%) and Latin America (+38.0%). In Western Europe, sales in the second quarter of 2011 returned to more dynamic growth (+9.3%). First-half sales of Lantus® reached €1,894 million, up 13.9%. BGStar® and iBGStarTM, the first range of blood glucose monitoring systems (BGMs) co-developed by Sanofi and its partner AgaMatrix, were launched in France and Germany in the second quarter.

Net sales of the rapid-acting insulin analog Apidra® were €53 million in the second quarter, up 29.5%. Sales in the U.S. accelerated (+17.6%) driven by a new commercial approach. First-half net sales of Apidra® reached €102 million, an increase of 25.3%.

Despite 8.6% growth in Emerging Markets, net sales of Amaryl® decreased 9.5% (to €109 million) due to generic competition in Japan. First-half sales of Amaryl® were €217 million, down 7.7%.

Oncology

Net sales of Eloxatin® in the second quarter were €248 million (up 194.7%), reflecting recovery of U.S. sales (€182 million, versus €29 million in the second quarter of 2010). First-half sales of the product were €436 million, an increase of 185.6%, 25.5% of which (€111 million, up 11.0%) was generated outside the U.S. and Western Europe. Since June 30, 2010, following the settlement of the Eloxatin® U.S. patent infringement suits, generic manufacturers remain enjoined by the U.S. District Court for the District of New Jersey from selling their Eloxatin® generic products in the U.S. until August 9, 2012 or the earlier entry of a competing generic product. One generic manufacturer, Sun Pharmaceuticals, sought appellate review of the court’s injunction. Following this appeal, Sun’s case was remanded to the District Court for further consideration and the trial was held before the District Court on April 7, 2011. In the event Sun prevails before the District Court, the generic manufacturers could re-enter the market prior to August 9, 2012.

Second-quarter net sales of Taxotere® declined by 64.5% to €204 million reflecting rapid generic erosion in the U.S. (sales down 84.0% to €34 million) and in Western Europe (sales down 73.3% to €51 million). First-half sales of Taxotere® were €586 million, down 49.1%, 44.2% of which (€259 million) was generated outside the U.S. and Western Europe.

Jevtana® (cabazitaxel) recorded second-quarter net sales of €48 million. Sales in the U.S. reached €35 million. Jevtana® was launched in Germany and France in Q2 2011 and generated sales in Western Europe of €9 million.

Worldwide presence1 of Plavix®/Iscover®

The second quarter worldwide presence of Plavix® was €1,767 million, up 11.1%, reflecting strong growth in the U.S. (sales were €1,215 million, up 16.9% - net sales consolidated by Bristol-Myers Squibb), Japan (+21.7% to €162 million), and China (+28.1% to €72 million). Sales in Europe were €149 million, down 29.8% due to generic competition. The first half worldwide presence of Plavix® reached €3,501 million, an increase of 5.9%. Consolidated sales in Japan and China were €301 (up 24.6%) and €132 million (up 29.5%), respectively.

[9]	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand
[1]	See Appendix 10 for definitions of financial indicators

Worldwide presence of Plavix®/Iscover®: geographic split

(millions of euros)	Q2 2011	Change at constant exchange rates	H1 2011	Change at constant exchange rates
Europe	149	-29.8%	302	-35.3%

United States	1,215	+16.9%	2,415	+12.2%

Other Countries	403	+16.3%	784	+13.1%

TOTAL	1,767	+11.1%	3,501	+5.9%

Worldwide presence1 of Aprovel®/Avapro® /Karvea®/Avalide®

The second quarter worldwide presence of Aprovel® was €469 million, down 8.2%, impacted by growing penetration of losartan generics. The performance in “Other Countries” was supported by sales of the active ingredient to our Japanese partners. Consolidated sales of Aprovel® in Emerging Markets grew by 11.6% to €95 million in the quarter. The first half worldwide presence of Aprovel® was €951 million, a decrease of 8.9%. Consolidated sales in Emerging Markets increased by 11.4% to €188 million.

Worldwide presence of Aprovel®/Avapro® /Karvea®: geographic split

(millions of euros)	Q2 2011	Change at constant exchange rates	H1 2011	Change at constant exchange rates
Europe	212	-13.1%	420	-14.4%

United States	93	-21.1%	209	-17.3%

Other Countries	164	+10.2%	321	+7.3%

TOTAL	469	-8.2%	951	-8.9%

Other Pharmaceutical Products

Net sales of Lovenox® reached €536 million, down 34.8% in the second quarter, reflecting additional loss of market share against generic competition versus the first quarter of 2011 in the U.S. (U.S. sales were €160 million, down 64.7%). Lovenox® delivered sustained performance outside the U.S. as sales increased 9.8% in Western Europe (to €212 million) and 9.6% in Emerging Markets (to €142 million). First-half sales of Lovenox® were €1,119 million, down 30.9%, 65.9% of which (€737 million) was generated outside the U.S (up 7.5%).

Multaq® recorded net sales of €68 million in the second quarter, of which €47 million was generated in the U.S. and €17 million in Western Europe. First-half sales of Multaq® were €131 million of which €91 million was generated in the U.S. and €34 million in Western Europe.

In January 2011, Sanofi issued a Dear Health Care Provider Letter worldwide. The regulatory agencies also issued a Drug Safety Communication on hepatic events reported in patients treated with Multaq®. The revised product information was updated accordingly. Sanofi announced in July that the company has discontinued the PALLAS Phase IIIb trial in patients with permanent Atrial Fibrillation (AF). It was a seeking indication trial. Multaq® (dronedarone) is currently approved in non permanent AF patients. The decision follows recommendations from the study’s Operations Committee and the Data Monitoring Committee which observed a significant increase in cardiovascular events in the dronedarone arm. The decision to terminate the study was not related to any hepatic adverse event. The benefit/risk assessment of Multaq® by the agencies is ongoing.

Net sales of the Ambien® family of products were €116 million in the second quarter, down 45.5% due to the generic competition of Ambien®CR in the U.S (sales decreased by 91.1% to €9 million). In Japan, Myslee®, the leading treatment for insomnia on the market, showed 7.7% growth to €65 million. First-half sales of the Ambien® family were €232 million of which €17 million was for Ambien®CR in the U.S. (down 92.1%). Sales of Myslee® in Japan reached €129 million, up 10.8%.

Allegra® as a prescription drug recorded €119 million of net sales in the second quarter led by the performance in Japan (up 22.8% to €88 million) sustained locally by a strong allergy season. Allegra® moved to the OTC market in the U.S. in March 2011 (sales booked in CHC). First-half sales of Allegra® were €335 million, 81.8% of which (€274 million) was generated in Japan and increased by 34.1%.

Second-quarter net sales of Copaxone® were €119 million, down 9.9%, reflecting the end of the co-promotion agreement in certain countries notably the U.K in the fourth quarter of 2010. First-half sales of the product reached €233 million, down 11.8%.

In the arbitration proceeding between Sanofi and Warner Chilcott, an arbitration panel decided on July 14, 2011 that the termination by Warner Chilcott of an ancillary agreement did not give rise to the termination of the Actonel® Alliance. Following this decision, the Alliance remains in force until January 1, 2015.

In July, Sanofi announced the strategic divestiture of its dermatology business, Dermik, to Valeant Pharmaceuticals International for a total cash consideration of U.S. $425 million. The scope of this transaction includes Dermik assets, which consist of an aesthetic and therapeutic business in the United States and Canada, as well as an aesthetic business around the world with sales of U.S. $206 million in 2010. Sanofi decided to divest its dermatology business with the intention of further focusing on its growth platforms. The closing of the transaction is subject to customary conditions, including clearance by certain antitrust authorities.

Genzyme10

(€ million)	Q2 2011 net sales	Change on a constant structure basis and at constant exchange rates
Cerezyme®	166	+58.3%
Myozyme® / Lumizyme®	99	+42.0%
Fabrazyme®	30	+3.5%
Renagel®/Renvela®	137	+14.6%
Synvisc®	89	+17.2%
Total Genzyme	796	+16.0%

Second-quarter net sales of Genzyme reached €796 million, an increase of 16.0%.

Net sales of Cerezyme® were €166 million in the second quarter, an increase of 58.3%. Overall market share in the second quarter remained stable from the first quarter of 2011. The second quarter of 2011 benefited from greater product availability compared to the first quarter of 2011, particularly in Europe and Japan, where production delays affected patient dosing schedules in the first quarter. Cerezyme® sales also benefited from shipment timing in Latin America related to tender processes.

Net sales of Myozyme®/Lumizyme® were €99 million, an increase of 42.0%. Growth in the second quarter was driven by continued growth of Lumizyme® in the U.S. and volume growth from patient accruals in Europe.

Net sales of Fabrazyme® in the second quarter were €30 million (up 3.5% versus Q2 2010), reflecting continued supply constraints.

Sales of Renvela®/Renagel® were €137 million in the second quarter, an increase of 14.6%, driven by U.S. market share growth and the continued European adoption of Renvela® through penetration of the market for chronic kidney disease.

Net sales of Synvisc®/Synvisc One® were €89 million up 17.2% supported by recent launch in Japan and growing uptake of Synvisc One®.

[10]	sales growth of Genzyme are stated on a constant structure basis and at constant exchange

Consumer Health Care

Sales of the Consumer Health Care (CHC) business increased by 17.6% to €644 million in the second quarter reflecting the success of the launch of Allegra® OTC in the U.S. (sales of €63 million) by Chattem and the positive impact from acquisitions (mainly BMP Sunstone in China). First-half sales of CHC totaled €1,356 million, up 28.1%. First-half sales of Allegra® OTC in the U.S. reached €143 million.

Generics

The generics business recorded sales of €434 million in the second quarter, an increase of 17.6%, led by sales of authorized generics of Taxotere® (sales of €24 million) and Ambien®CR (sales of €15 million) in the U.S. and losartan. Sales in Emerging Markets reached €279 million, up 13.8% supported by the roll out of Medley products in additional countries in Latin America (+21.7%). In the U.S., sales increased by 85.7% to €34 million boosted by recently launched authorized generics. First-half sales of the generics business grew by 17.3% to €848 million.

Human Vaccines

Second-quarter consolidated net sales for the Human Vaccines business totaled €706 million, an increase of 3.4%, excluding A/H1N1 influenza vaccine sales (or 2.5% including A/H1N1 sales). Growth from 2010 was impacted by the timing of 2010 Southern Hemisphere seasonal influenza sales shipped in Q2 2010. First-half consolidated net sales for the Human Vaccines business were €1,308 million, an increase of 6.0% excluding A/H1N1 influenza vaccine sales booked in the first half 2010, or a decline of 20.3% including A/H1N1 vaccines sales.

Seasonal influenza vaccine sales were €57 million in the second quarter, down 21.1% due to timing of Southern Hemisphere seasonal influenza sales in the second quarter of 2010. First-half sales were very strong for seasonal influenza vaccine, which recorded sales of €158 million, an increase of 41.6% due to strong Southern Hemisphere seasonal sales. In May, Fluzone® Intradermal was approved by the FDA as the first influenza vaccine licensed in the U.S. that uses a novel microinjection system for intradermal delivery.

Second-quarter sales of Polio/Pertussis/Hib vaccines were €267 million, up 1.8%. Pentaxim® sales reached €65 million, an increase of 36.8% reflecting strong performance in Emerging Markets. In May, Pentaxim® was launched in China which is the first 5-in-1 combination vaccine in this country to immunize against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b. First-half Polio/Pertussis/Hib vaccines sales reached €494 million, up 4.1%, including €121 million of Pentaxim® sales (+29.7%) and €150 million of Pentacel® sales (+5.7%).

Menactra® sales were €97 million in second quarter, down 1.4%. Menactra® showed strong resilience despite the introduction of a competitive offering and the declining catch-up cohort in the U.S. adolescent population. Additionally, Menactra® declines were offset slightly by uptake of the ACIP (Advisory Committee on Immunization Practices) recommended booster dose for adolescents in the U.S. In April, the FDA has granted licensure to expand the indication for Menactra® to include a two-dose schedule for infants and children 9 months through 23 months of age. In June, the ACIP recommended that children as young as 9 months old who are at high risk for meningococcal disease should be vaccinated with the quadrivalent meningococcal vaccine. First-half sales of Menactra® were €139 million, down 15.9%.

Second-quarter adult boosters net sales increased by 9.8% to €110 million, sustained by the performance of Adacel® (sales of €68 million, up 7.3%). First-half sales of adult boosters reached €206 million, an increase of 15.6%, including €131 million of Adacel® sales (+ 21.6%).

Net sales of Travel and other endemic vaccines were €90 million in the second quarter, down 7.9% primarily due to lower sales of Hepatitis A and Yellow fever vaccines over the period. First-half sales of Travel and other endemic vaccines reached €171 million, down 10.9%, also reflecting lower sales of rabies vaccines in the first quarter.

Consolidated vaccines sales

(millions of euros)	Q2 2011 net sales	Change at constant exchange rates	H1 2011 net sales	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	57	-26.8%	158	-69.9%
of which seasonal vaccines	57	-21.1%	158	+41.6%
of which pandemic vaccines	0	-100.0%	0	-100%

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	267	+1.8%	494	+4.1%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	121	+0.2%	183	-12.6%
Adult Booster Vaccines (incl. Adacel ®)	110	+9.8%	206	+15.6%
Travel and Other Endemics Vaccines	90	-7.9%	171	-10.9%
Other Vaccines	61	+85.3%	96	+39.9%

TOTAL	706	+2.5%	1,308	-20.3%

Net sales of Sanofi Pasteur MSD (not consolidated by Sanofi), the joint venture with Merck & Co in Europe, recorded second quarter net sales of €170 million, down 7.3% on a reported basis. Gardasil® sales were €47 million, down 26.1% on a reported basis. First-half net sales of Sanofi Pasteur MSD were €308 million (-14.9% on a reported basis), reflecting a decrease in Gardasil® sales (-26.9% on a reported basis to €89 million).

Animal Health

Second-quarter net sales of Merial were €496 million, an increase of 1.1%. First-half net sales were €1,090 million, an increase of 6.7%, and were driven by the performance of production animal sales.

Sales of the companion animals segment were €323 million in the second quarter (down 0.3%), reflecting a 6.8% decrease of Frontline® family sales due to a strong early spring campaign in the U.S. in the first quarter. The Frontline® family of products delivered a good performance in the second quarter in Western Europe and in Emerging Markets with a sales increase of 9.3% (€58 million) and 9.5% (€23 million), respectively. First-half sales of the companion animal segment were €733 million, an increase of 5.2%, reflecting the record performance of the Frontline® family (up 4.7% to €459 million).

At the end of June, the U.S. District Court for the Middle District of Georgia found Velcera and Cipla Ltd. in contempt of a previous court order by acting in concert to develop and sell PetArmor™ Plus products. Finding that these actions violated Merial’s U.S. patent covering Frontline Plus®, the court barred those two companies from further sales of these products in the U.S. and ordered the seizure of any existing inventory in the U.S. This decision is temporally stayed pending appeal.

In July, Merial launched a new combination parasiticide, Certifect®, in the U.S. which is a new topical flea and tick control product for dogs.

Sales of the production animals segment reached €173 million (up 3.7%) in the second quarter, led by the good performance of the Ruminant and Avian segments. First-half sales of this segment were €357 million, an increase of 10.0%. In July, Merial launched Zactram® (gamithromycin) for bovine respiratory disease.

Emerging Markets grew by 9.8% in the second-quarter (to €129 million) led by the Ruminant segment. First-half sales in Emerging Markets were €245 million, up 16.2%, led by the Ruminant segment and Avian segments which was boosted by the success of the vaccine Vaxxitex®.

Net sales by geographic region

(millions of euros)	Q2 2011 net sales	Change at constant exchange rates	H1 2011 net sales	Change at constant exchange rates
United States	2,416	+3.3%	4,580	+0.3%
Western Europe*	2,380	+0.9%	4,631	-6,4%
Emerging Markets**	2,533	+12.3%	4,919	+4.9%
of which Eastern Europe and Turkey	687	+4.6%	1,350	+2.0%
of which Asia	581	+18.1%	1,152	+13.1%
of which Latin America	798	+20.3%	1,481	+1.4%
of which Africa	238	+7.8%	470	+8.8%
of which Middle East	204	+6.0%	418	+5.9%

Rest of the world***	1,020	+18.8%	1,998	+14.4%

of which Japan	699	+26.6%	1,368	+20.4%

TOTAL	8,349	+6.9%	16,128	+1.0%

*	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand

Second quarter net sales in Emerging Markets were €2,533 million, an increase of +7.1% excluding Genzyme and A/H1N1 vaccines (+6.9% excluding Genzyme). BRIC countries grew by +14.8% excluding Genzyme and A/H1N1 vaccines. Asia (excluding Pacific region) and Latin America delivered double digit sales growth. Sales in China reached €230 million, an increase of 41.4% (+39.0% excluding Genzyme) and were supported by strong performances for Plavix® (+28.1% to €67 million) and Lantus® (+50.6%) and the contribution from BMP Sunstone. Sales in Brazil increased by 16.7% to €386 million, due to strong performance from generics and the contribution from Genzyme. Sales in Russia were €184 million, up 7.7%. Sales in Eastern Europe were €687 million, up 4.6% (-1.0% excluding Genzyme) and were impacted by a decrease in sales in Turkey due to generic competition for Taxotere®. First-half sales in Emerging Markets were €4,919 million, an increase of 10.5% excluding Genzyme and A/H1N1 vaccines (€361 million, primarily in Latin America and Middle East), or an increase of 2.2% excluding Genzyme.

Japan recorded net sales of €699 million in the second quarter, an increase of 26.6% (+14.3% excluding Genzyme), sustained by Plavix® (up 21.7% to €162 million), Allegra® (22.8% to €88 million) and vaccines (+63.9%) and the contribution from Genzyme. First-half sales in Japan were €1,368 million, (up 20.4%, or up 14.0 % excluding Genzyme) of which €301 million were generated by Plavix® (+24.6%) and €274 million by Allegra® (+34.1%), respectively.

Second quarter net sales in the U.S. reached €2,416 million, an increase of 3.3%, reflecting the acquisition of Genzyme (sales of €379 million). Excluding Genzyme, sales in the U.S. were down 12.9%. This decrease reflected the impact of generics of Taxotere®, Lovenox® and Ambien®CR, which was partially offset by sales of Allegra® OTC, Jevtana® and Multaq® and strong growth of Lantus®. First-half sales in the U.S. were €4,580 million (up 0.3 % and down 8.6% excluding Genzyme).

Western Europe achieved second-quarter net sales of €2,380 million, an increase of 0.9%. This figure included sales of Genzyme of €219 million. Excluding Genzyme, sales in Western Europe were down 9.4%, reflecting generic competition for Taxotere® and Plavix®, as well as the impact of austerity measures. First-half sales in this region were €4,631 million (down 6.4% and down 11.5% excluding Genzyme).

R&D update

Since the last R&D update on April 28, significant progress in the portfolio was achieved with positive Phase III data announcements for LemtradaTM (alemtuzumab) in patients with relapsing remitting multiple sclerosis, Zaltrap™ (aflibercept) in second line metastatic colorectal cancer, Lyxumia® (lixisenatide) in Type II diabetes and VisamerinTM / MulsevoTM (semuloparin) for the prevention of venous thrombo-embolism events in cancer patients initiating a chemotherapy regimen. Several compounds entered Phase I or Phase II and additional partnerships were also signed over the period.

As a result of the number of positive Phase III trial results obtained since the beginning of the year, filings for 6 products are now expected over the next 3 quarters:

•

KynamroTM (mipomersen) - licensed from Isis Pharmaceuticals Inc - U.S. filing for the homozygous familial hypercholesterolemia (hoFH) indication is expected in the fourth quarter of this year. A Marketing Authorisation Application (MAA) for Mipomersen was submitted to the European Medicines Agency in July for the treatment of patients with hoFH and severe heterozygous familial hypercholesterolemia (heFH).

•	Visamerin®/Mulsevo® (semuloparin) in the EU and U.S. in the third quarter of 2011 for the prevention of Venous Thrombo-Embolism events in cancer patients initiating a chemotherapy regimen.

•	AubagioTM (teriflunomide) in the U.S. in Q3 2011 for the treatment of relapsing multiple sclerosis. Filing in the EU is expected in the first quarter of 2012.

•	Zaltrap™ (aflibercept) - alliance with Regeneron - in the U.S. in the third quarter and in EU in the fourth quarter of 2011 in second line metastatic colorectal cancer.

•	Lyxumia® (lixisenatide) - licensed from Zealand Pharma - in the EU in the fourth quarter of 2011 for the treatment of type 2 diabetes.

•

LemtradaTM (alemtuzumab11) is expected to be filed in the U.S. and EU in the first quarter of 2012 for relapsing remitting multiple sclerosis. The product has been granted fast track designation by the FDA.

At the end of July, the R&D portfolio comprises 65 NME (New Molecular Entities) projects and vaccines in clinical development of which 17 are in Phase III or have been submitted to the health authorities for approval.

Evolution of the late stage portfolio:

In May, Sanofi announced the Phase III results of GetGoal-L of the GetGoal program assessing the efficacy and safety of Lyxumia® (lixisenatide) - licensed from Zealand Pharma -, a once-daily GLP-1 receptor agonist, as an add-on to basal insulin (in association with or without metformin) in patients with Type 2 diabetes. This study achieved its primary efficacy endpoint of significantly reducing HbA1c versus placebo for patients with Type 2 diabetes without significantly increasing their risk of hypoglycemia.

GetGoal-L is one of nine studies in the GetGoal Phase III clinical program, and the second trial to investigate the benefits of lixisenatide 20µg once-daily combined with basal insulin.

In May, at the American Diabetes Association, results of two other Phase III studies from the GetGoal program were presented:

•	GetGoal-X: This study showed that once-daily Lyxumia® demonstrates non-inferior reduction of blood glucose and less hypoglycemia versus exenatide twice daily in Type 2 diabetes patients.

•	GetGoal-L Asia: This study demonstrated that Lyxumia® significantly improves glycemic control in asian patients with Type 2 diabetes insufficiently controlled on basal insulin ± sulfonylurea.

[11]	Genzyme is developing alemtuzumab in Multiple Sclerosis in collaboration with Bayer HealthCare

Thus, four positive Phase III studies of the GetGoal clinical trial program (GetGoal MONO, GetGoal L-ASIA, GetGoal-X and GetGoal-L) have now been released and all met their primary HbA1c endpoint and confirmed the efficacy and safety profile of Lyxumia®, once-daily, in patients with Type 2 diabetes. Most remaining studies of the GetGoal program are expected to be completed by the end 2011. Regarding the development of the combination of lixisenatide / Lantus®, the group expects to be in a position to start Phase III in early 2013 with the device intended for commercial use.

In early June, Sanofi and Regeneron announced that the Phase III VELOUR trial showed that the investigational agent Zaltrap™ (aflibercept) significantly improved survival in previously treated metastatic colorectal cancer patients. Results from VELOUR trial were presented at the ESMO World Congress on Gastrointestinal Cancer in June, and demonstrated that the addition of Zaltrap™ to the FOLFIRI regimen significantly improved both overall survival and progression-free survival in patients with metastatic colorectal cancer previously treated with oxaliplatin.

In addition to VELOUR, the development program of Zaltrap™ includes one Phase III trial and one Phase II trial, both of which are fully enrolled:

•

VENICE: First-line treatment for hormone-refractory metastatic prostate cancer in combination with docetaxel and prednisone (Phase III). In July, Regeneron announced that the VENICE study will continue to completion as planned, with no modifications due to efficacy or to safety concerns. This decision is based on a recent recommendation of an independent Data Monitoring Committee (DMC) following a planned interim analysis.

•	AFFIRM: First-line treatment in metastatic colorectal cancer in combination with FOLFOX regimen (Phase II). Final results are expected during the second half of 2011.

Results of the SAVE-ONCO study which assessed the efficacy and safety of Visamerin®/Mulsevo® (semuloparin) for the prevention of symptomatic deep vein thromboembolism (DVT), non-fatal Pulmonary Embolism (PE) and venous thromboembolism (VTE) - related death in cancer patients initiating a chemotherapy regimen were presented in June in an oral presentation at the Annual Meeting of the American Society of Clinical Oncology (ASCO), and were selected for the Best of ASCO. In this placebo control study, semuloparin significantly reduced the risk of the composite of DVT, non-fatal PE or VTE-related death by 64%, meeting the study primary endpoint. Semuloparin reduced the risk of this type of veinous thromboembolism event without increasing the incidence of major bleeding.

In June, new data for iniparib (BSI-201), an investigational agent, in metastatic triple-negative breast cancer (mTNBC) and recurrent ovarian cancer was presented at the Annual Meeting of the American Society of Clinical Oncology (ASCO):

•

In a pre-planned sub-group analysis of the Phase III randomized, open-label trial investigating the use of gemcitabine and carboplatin with or without iniparib in mTNBC, the subgroup of patients in the 2nd and 3rd line settings exhibited a median PFS (Progression-Free Survival) of 4.2 months in the iniparib arm, compared to 2.9 months in the chemotherapy alone arm (HR=0.67, 95% CI [0.5, 0.92]) and a median OS (Overall Survival) of 10.8 months vs. 8.1 months (HR=0.65, 95% CI [0.46, 0.91]). As previously reported, the study did not reach statistical significance for the co-primary endpoints of OS or PFS.

•

Data from preliminary analysis of two ongoing multi-center, single-arm Phase II trials evaluating gemcitabine and carboplatin in combination with iniparib in recurrent ovarian cancer showed an ORR (Overall Response Rate, complete plus partial responses) of 65% in 40 evaluable platinum-sensitive patients and of 25% in 32 evaluable platinum-resistant patients.

In early July, data from a randomized Phase II study in advanced NSCLC (non-small cell lung cancer) were presented during the World Congress on Lung Cancer. The trial, which evaluated gemcitabine/cisplatin/iniparib vs. gemcitabine/cisplatin in previously untreated patients with stage IV NSCLC, did not meet the primary endpoint of improvement in objective response rate. Mature progression-free survival and overall survival data – secondary endpoints – will be available early 2012. The Phase III trial for patients with squamous NSCLC is ongoing. In addition, activities are being conducted in the biomarker and translational medicine research area.

Additional analyses from Phase III studies of KynamroTM (mipomersen) were presented at the European Atherosclerosis Society (EAS) Congress. Data from two randomized, placebo-controlled Phase III trials in patients with heFH showed that mipomersen reduced Lp(a), LDL-Cholesterol, and other measures of atherogenic lipoproteins when added to existing lipid-lowering therapy. Lp(a) is an independent risk factor for heart disease and cardiovascular events. A presentation also focused on mipomersen’s potential to reduce the necessity for lipid-apheresis by lowering LDL-Cholesterol values below thresholds for apheresis eligibility.

Sanofi and its subsidiary Genzyme announced in July positive top-line results from CARE-MS I, the first of two randomized, Phase III clinical trials comparing the investigational drug LemtradaTM (alemtuzumab) to the approved multiple sclerosis therapy Rebif® in patients with relapsing remitting multiple sclerosis (RRMS). In the CARE-MS I trial, two annual cycles of alemtuzumab treatment resulted in a 55 percent reduction in relapse rate compared to Rebif® over the two years of the study (p<0.0001), hence satisfying the first primary endpoint, and therefore meeting the predefined protocol criteria for declaring the study a success. Statistical significance was not achieved for the second primary endpoint, time to six month sustained accumulation of disability, as compared to Rebif®. At the two year time point, 8 percent of alemtuzumab treated patients had a sustained increase in their Expanded Disability Status Scale (EDSS) score (or worsening) as compared to 11 percent of those who received Rebif® (Hazard Ratio=0.70, p=0.22). The safety profile was consistent with the Phase II clinical trial experience.

A second Phase III clinical trial, CARE-MS II, is currently underway, evaluating alemtuzumab against Rebif® in relapsing-remitting multiple sclerosis patients who have relapsed while on therapy. Top-line results from this trial are expected in the fourth quarter of 2011.

In July, Sanofi and Regeneron announced results from Phase IIb trials in rheumatoid arthritis (RA) and ankylosing spondylitis (AS) with sarilumab (REGN88/SAR153191), a novel, high-affinity, subcutaneously administered, fully-human antibody targeting the interleukin-6 receptor (IL-6R). The Phase IIb MOBILITY trial in rheumatoid arthritis demonstrated at 12 weeks that patients treated with sarilumab in combination with a standard RA treatment, methotrexate, achieved a significant and clinically meaningful improvement in signs and symptoms of moderate-to-severe RA compared to patients treated with methotrexate alone. In the Phase IIb ALIGN trial in ankylosing spondylitis (AS), sarilumab did not demonstrate significant and clinically meaningful improvements in signs and symptoms of active AS compared to placebo in patients who had inadequate response to NSAIDs (nonsteroidal anti-inflammatory drugs).

The Phase III study evaluating the efficacy of Jevtana® (cabazitaxel) in first line prostate cancer started enrolling patients during the quarter.

Evolution of the early stage portfolio:

Four compounds entered Phase I:

•	SAR125844, a Met Kinase inhibitor in oncology;

•	SAR407899, a RHO Kinase inhibitor for diabetic nephropathy;

•	SAR126119, a TAFIa inhibitor for Acute Ischemic Stroke, back up of SAR104772, currently in Phase I.

•

SAR339658/GBR500, a monoclonal antibody to treat Crohn’s Disease and other chronic autoimmune disorders, entered into the portfolio in Phase I with the license agreement signed with Glenmark Pharmaceuticals S.A.

Based on negative Phase IIb data, the development of celivarone has been discontinued for the prevention of shocks and major clinical outcomes in patients with implanted cardiac defibrillator.

Several regulatory milestones were reached during the period for vaccines:

•

In May, the FDA approved the biologics license application for the Fluzone® Intradermal vaccine. Fluzone® Intradermal is indicated for active immunization of adults 18 through 64 years of age against influenza disease caused by influenza virus subtypes A and B contained in the vaccine. Fluzone® Intradermal is the first influenza vaccine licensed in the U.S. that uses a novel microinjection system for intradermal delivery.

•

In July, Sanofi Pasteur started the licensure process of HexaximTM, the only ready to use 6-in-1 vaccine to protect infants against diphtheria, tetanus, pertussis, hepatitis B, poliomyelitis and invasive infections caused by haemophilus influenzae type b. A Common Technical Document (CTD) was submitted to the European Medicine Agency following the “Article 58” procedure for evaluation of medicinal products intended exclusively for markets outside the European Union.

Several partnerships were also signed:

•

A license agreement with Glenmark Pharmaceuticals S.A. was announced in May for the development and commercialization of GBR500, a novel monoclonal antibody to treat Crohn’s Disease and other chronic autoimmune disorders. GBR500 is an antagonist of the VLA-2 (alpha2-beta1) integrin. GBR500 has completed a Phase I dosing study in the US and has been well tolerated with a good pharmacokinetic profile.

•

An alliance agreement was signed in May with Medicines for Malaria Venture (MMV) to research malaria treatments. The first research project agreement within the framework of the alliance was also announced.

•

A three-year research collaboration agreement was announced in May with Drugs for Neglected Diseases initiative (DNDi) for the research of new treatments for nine neglected tropical diseases, listed by the World Health Organization (WHO) for which new, adapted, and efficient tools are urgently needed to treat patients in endemic countries.

•

A two-year research collaboration with the biopharmaceutical company Audion Therapeutics started in June to develop potential treatments for hearing loss through the optimization of small molecules by using a regenerative medicine approach. Under the terms of the agreement, Sanofi has an option to license technology rights from Audion related to research conducted under the collaboration.

•

A research collaboration with Weill Cornell Medical College was announced in June to identify new anti-infectives that aim to shorten the course of treatment of tuberculosis (TB) and could provide effective therapies against drug-susceptible and drug-resistant strains of TB.

•

An exclusive research collaboration agreement and option for license with Rib-X Pharmaceuticals, Inc. for novel classes of antibiotics resulting from Rib-X’s RX-04 program for the treatment of resistant Gram-positive and resistant Gram-negative pathogens.

Second-quarter financial results

Business Net Income1

Second quarter net sales of Sanofi were €8,349 million, up 0.5% on a reported basis. At constant exchange rates, sales were up 6.9%, reflecting the acquisition of Genzyme (€796 million) and the impact from U.S. health- care reform, EU austerity measures, and the loss of €778 million of sales due to generic competition. “Other revenues” were €422 million, an increase of 2.4%, reflecting growth of Plavix® in the U.S. partially offset by an unfavorable dollar effect.

Gross profit reached €6,183 million, up 1.8% at constant exchange rates or down 5.0% on a reported basis. The ratio of cost of sales to net sales was 31.0%, 4.4 percentage points higher than in Q2 2010, but close to Q1 2011 level (30.4%), mainly due to the impact of generic competition (accounted for 2.5 percentage points) as well as exchange rate impact.

Research and development expenses were €1,197 million, an increase of 7.0% (or 12.6% at constant exchange rates). Excluding Genzyme, R&D expenses decreased 1.0% at constant exchange rates. The ratio of R&D expenses to net sales was 14.3%, up 0.8 percentage point versus the second quarter of 2010.

Selling and general expenses reached €2,268 million, an increase of 6.7% (or 13.3% at constant exchange rates). Excluding Genzyme, SG&A expenses were stable (+0.1%) at constant exchange rates and included the global roll-out costs of Jevtana® in EU, investment in Allegra® OTC in the U.S. and increased promotional effort on Lantus® in the U.S. The ratio of selling and general expenses to net sales was 27.2%, 1.6 percentage points higher than Q2 2010.

Other current operating income net of expenses showed a net income of €7 million versus net income of €27 million in the second quarter of 2010 and included €23 million of fees related to the acquisition of Genzyme. This line also includes a slight foreign exchange gain attributable to the hedging policy, compared with a loss in Q2 2010.

The share of profits from associates reached €278 million, up 12.1% compared to Q2 2010. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €274 million up 11.3%, driven by the performance of Plavix® in the U.S.

Net income attributable to non-controlling interests was €58 million, down 17.1%. The pre-tax profits paid to BMS from territories managed by Sanofi declined by 19.7% to €53 million as a result of competition from clopidogrel generics in Europe.

Business operating income was €2,945 million, a decrease of 15.2%, or down 9.5% at constant exchange rates.

Net financial expenses were €100 million, compared to €95 million, reflecting the low funding cost for the acquisition of Genzyme. The average gross debt increased by €11.2 billion (to €20.5 billion) compared to Q2 2010, and the cost of the debt was reduced by 2.1 percentage point to 2.0% over the same period.

The effective tax rate was 26.5%, compared to 28.1% in Q2 2010. This decrease is due to lower expected full year tax rate, reflecting positive effect from countries with lower tax rate.

Business net income1 was €2,150 million, down 13.2%. At constant exchange rates, business net income was down 7.0%.

Business earnings per share1 (EPS) was €1.64, down 13.7% versus the 2010 second quarter figure. At constant exchange rates, business earnings per share1 decreased by 7.4%.

[1]	See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

First-half 2011 financial results

Business Net Income1

First-half net sales of Sanofi were €16,128 million, a decrease of 0.5% on a reported basis. At constant exchange rate, sales increased 1.0%, reflecting the consolidation of Genzyme from April 1st and the impact from U.S. health care reform, EU austerity measures, and the loss of €1,347 million of sales due to generic competition. “Other revenues” reached €835 million, up 3.5%, positive impact from Plavix® growth in the U.S. (+12.2%) was partially offset by an unfavorable U.S. dollar impact.

Gross profit reached €12,013 million, a decrease of 4.9% or 3.0% at constant exchange rates. The ratio of cost of sales was 30.7%, 3.6 percentage points higher, mainly due to the impact of generic competition.

Research and development expenses were €2,297 million, up 1.4% or 3.2% at constant exchange rates. Excluding Genzyme, R&D expenses were down 3.5% at constant exchange rates reflecting the benefit from reorganization put in place in the recent years. The ratio of R&D expenses to net sales was 14.2%, 0.2 percentage point higher than in H1 2010.

Selling and general expenses reached €4,201 million, up 6.0% or 7.9% at constant exchange rates. Excluding Genzyme, SG&A expenses were up 0.8% at constant exchange rates, reflecting launching costs for Jevtana® in EU, and Allegra® in the U.S. on the OTC market and higher promotional effort on Lantus® in the U.S. as well. The ratio of selling and general expenses to net sales was 26.0%, compared to 24.5% in H1 2010.

Other current operating income net of expenses was an income of €23 million versus an income of €102 million in H1 2010 which included a €87million payments in Q1 2010 received from Teva on sales of Copaxone® in North America (theses payments ceased at the end of Q1 2010). This line also includes a slight foreign exchange gain attributable to the hedging policy, compared to a loss in 2010.

The share of profits from associates was €570 million, up 16.1% compared to H1 2010, due to a 15.4% rise in the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€548 million).

Net income attributable to non-controlling interests was €136 million, down 8.1% due to competition from clopidogrel generics in Europe (profits paid to BMS from territories managed by Sanofi were €125 million, down 8.8%).

Business operating income reached €5,972 million, a decrease of 12.7%, or 12.4% at constant exchange rates.

Net financial expenses were €178 million versus €140 million in H1 2010, despite the acquisition of Genzyme. Net financial expenses also included a capital gain of €47 million on the sale of the stake in Novexel booked in the first quarter 2010.

First-half effective tax rate was 27.5% compared with 28.2% in H1 2010.

Business net income1 was €4,320 million, a decrease of 11.9%, or 11.5% at constant exchange rates. The ratio of business net income1 to net sales was 26.8% compared to 30.3% in H1 2010.

Business earnings per share1 (EPS) was €3.30, a decrease of 12.2% over H1 2010 figure of €3.76. At constant exchange rates, business earnings per share1 decreased by 11.7%.

[1]	See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

From business net income to consolidated net income (see Appendix 6)

In H1 2011, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•

A €1,701 million amortization charge against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €1,059 million, Genzyme: €242 million and Merial €165 million) and to acquired intangible assets (licenses/products: €94 million). The second quarter amortization charge against intangible assets was €965 million (primarily Aventis: €523 million, Genzyme €242 million and Merial €84 million), €44 million of which related to acquired intangible assets (licenses/products). This item has no cash impact on the Group.

•	An impairment loss against intangible assets of €69 million (including €37 million in the second quarter related to several products). This item has no cash impact on the Group.

•

A charge of €66 million reflecting an increase in the fair value of contingent considerations related to TargeGen business combination (€47 million), and Genzyme including the impact of Bayer contingent consideration (€14 million) and the CVR (€5 million).

•

A charge of €264 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions, of which €262 million in the second quarter (due to Genzyme). This item has no cash impact on the Group.

•	€467 million of restructuring costs (including €345 million in the second quarter related to continuing transformation of R&D, Industrial Affairs and Operations in Europe).

•

A non-recurring amortization charge of €517 million booked in Q1 2011 due to the change of plan for Merial assets that were previously classified as held for sale or exchange in accordance with IFRS5: this charge corresponds to the depreciation and amortization of Merial assets that would have been recognized for the period from September 18, 2009 to December 31, 2010, had these assets not been classified as held for sale or exchange. This item has no cash impact on the Group.

•

A €1,002 million tax effect arising from the items listed above, comprising deferred taxes of €559 million generated by amortization charged against intangible assets and by the non recurring amortization charge on Merial assets, €78 million by the workdown of inventories of acquired companies and €150 million linked to restructuring costs. The second quarter tax effect was €492 million, including €296 million of deferred taxes generated by amortization charged against intangible assets, €78 million by the workdown of inventories of acquired companies and €108 million linked to restructuring costs (see Appendix 6).

•

In “Share of profits/losses from associates”, a charge of €14 million (of which €7 million in Q2 2011), net of tax, mainly relating to the share of amortization of intangible assets. This item has no cash impact on the Group.

Strong cash flow from operating activities in H1 2011 (See Appendices 8 and 9)

Net cash generated by operating activities after changes in working capital and before restructuring costs was €4,362 million, a decrease of 11.7% compared to H1 2010. This amount largely provided finance for capital expenditures (€768 million), the dividend paid by Sanofi (€1,372 million), repurchasing of shares (€113 million), and restructuring costs (€353 million). The acquisitions and partnerships made during the period (€13,999 million) were mainly Genzyme (€13,528 million) and BMP Sunstone (€363 million) and led to an increase of net debt from €1,577 million at December 31, 2010 to €13,231 million (debt of €19,793 million, net of €6,562 million cash and cash equivalents) at the end of the second quarter

***********************

Limited review procedures on the half-year consolidated financial statements are complete. The limited review opinion is currently issuing”

***********************

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1: 2011 second-quarter and 2011 first-half consolidated net sales by product

Appendix 2: 2011 second-quarter and 2011 first-half consolidated net sales by geographic region and product

Appendix 3: Consolidated net sales by business segment

Appendix 4: Net sales of Growth Platforms

Appendix 5: 2011 second-quarter and 2011 first-half business net income statement

Appendix 6: Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 7: 2011 second-quarter and 2011 first-half consolidated income statement

Appendix 8: Change in net debt

Appendix 9: Simplified consolidated balance sheet

Appendix 10: Definitions

Appendix 1: 2011 second-quarter and first-half consolidated net sales by product

(€ million)	Q2 2011 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	969	+14.5%	+4.6%
Apidra®	53	+29.5%	+20.5%
Insuman®	33	+3.0%	0.0%
Amaryl®	109	-9.5%	-13.5%

Total Diabetes	1,168	+12.4%	+3.5%
Lovenox®	536	-34.8%	-38.1%
Plavix®	510	-2.4%	-5.2%
Taxotere®	204	-64.5%	-65.9%
Aprovel®	343	+3.6%	+1.5%
Eloxatin®	248	+194.7%	+163.8%
Multaq®	68	+89.7%	+74.4%
Jevtana®	48	—	—

Stilnox®/Ambien®/Ambien CR®/Myslee®	116	-45.5%	-47.3%
Allegra®	119	-18.2%	-19.6%
Copaxone®	119	-9.9%	-9.2%
Tritace®	95	-6.6%	-10.4%
Depakine®	100	+7.3%	+4.2%
Xatral®	64	-9.1%	-16.9%
Actonel®	43	-31.3%	-32.8%
Nasacort®	31	-39.3%	-44.6%
Other Products	1,461	-3.9%	-7.3%
Consumer Health Care	644	+17.6%	+11.4%
Generics	434	+17.6%	+13.9%

Genzyme	796	ns	ns

Total Pharmaceuticals	7,147	+7.7%	+1.6%

Vaccines	706	+2.5%	-5.6%

Animal Health	496	+1.1%	-5.3%

Total	8,349	+6.9%	+0.5%

Vaccines

(€ million)	Q2 2011 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	267	+1.8%	-5.0%
Influenza Vaccines*	57	-26.8%	-30.5%
Meningitis/Pneumonia Vaccines	121	+0.2%	-9.7%
Adult Booster Vaccines	110	+9.8%	-1.8%
Travel and Other Endemics Vaccines	90	-7.9%	-10.9%
Other Vaccines	61	+85.3%	+60.5%

Total Vaccines	706	+2.5%	-5.6%

*	Seasonal and pandemic influenza Vaccines

Animal Health

(€ million )	Q2 2011 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	189	-6.8%	-14.1%
Vaccines	159	+4.4%	-0.6%
Avermectin	93	+9.9%	+2.2%
Other	55	+9.4%	+3.8%
Total	496	+1.1%	-5.3%

(€ million)	H1 2011 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	1,894	+13.9%	+10.4%
Apidra®	102	+25.3%	+22.9%
Insuman®	64	-4.5%	-4.5%
Amaryl®	217	-7.7%	-7.3%

Total Diabetes	2,281	+11.5%	+8.6%
Lovenox®	1,119	-30.9%	-31.6%
Plavix®	994	-8.4%	-7.4%
Taxotere®	586	-49.1%	-48.1%
Aprovel®	663	-0.3%	-0.3%
Eloxatin®	436	+185.6%	+172.5%
Multaq®	131	+114.3%	+107.9%
Jevtana®	96	—	—

Stilnox®/Ambien®/Ambien CR®/Myslee®	232	-48.8%	-47.4%
Allegra®	335	-1.6%	+5.0%
Copaxone®	233	-11.8%	-11.1%
Tritace®	194	-7.1%	-8.1%
Depakine®	196	+6.0%	+6.5%
Xatral®	129	-13.1%	-15.7%
Actonel®	91	-28.2%	-26.6%
Nasacort®	74	-26.9%	-28.8%
Other Products	2,940	-3.6%	-3.9%
Consumer Health Care	1,356	+28.1%	+26.8%
Generics	848	+17.3%	+17.1%

Genzyme	796	ns	ns

Total Pharmaceuticals	13,730	+3.3%	+1.9%

Vaccines	1,308	-20.3%	-22.7%

Animal Health	1,090	+6.7%	+5.1%

Total	16,128	+1.0%	-0.5%

Vaccines

(€ million)	H1 2011 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	494	+4.1%	+2.3%
Influenza Vaccines*	158	-69.9%	-70.3%
Meningitis/Pneumonia Vaccines	183	-12.6%	-18.3%
Adult Booster Vaccines	206	+15.6%	+10.8%
Travel and Other Endemics Vaccines	171	-10.9%	-11.4%
Other Vaccines	96	+39.9%	+29.7%

Total Vaccines	1,308	-20.3%	-22.7%

*	Seasonal and pandemic influenza Vaccines

Animal Health

(€ million)	H1 2011 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	459	+4.7%	+2.9%
Vaccines	325	+9.7%	+8.7%
Avermectin	198	+6.4%	+5.3%
Other	108	+6.7%	+3.8%
Total	1,090	+6.7%	+5.1%

Appendix 2: 2011 second-quarter and first-half consolidated net sales by geographic region and product Second-quarter 2011

Pharmaceuticals

Q2 2011 net sales (€ million)	Western Europe	Change at CER	United States		Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	188	+9.3%	566		+12.4%	160	+29.3%	55	+16.7%
Apidra®	20	+25.0%	18		+17.6%	11	+50.0%	4	+66.7%
Amaryl®	9	-18.2%	1		-57.0%	57	+8.6%	42	-26,8%
Insuman®	26	-3.7%	0			7	+33.3%	0

Total Diabetes	247	+9.3%	585		+12.5%	235	+24.4%	101	-4.7%
Lovenox®	212	+9.8%	160		-64.7%	142	+9.6%	22	+4.8%
Plavix®	110	-37.0%	53	*	-5.4%	173	+10.6%	174	+25.9%
Taxotere®	51	-73.3%	34		-84.0%	73	-30.4%	46	-24.6%
Aprovel®	200	-6.2%	13	*	+44.4%	95	+11.6%	35	+43.5%
Eloxatin®	10	-9.1%	182		+613.8%	40	+16.2%	16	+11.8%
Multaq®	17	+157.1%	47		+74.2%	2	—	2
Jevtana®	9	—	35		—	3	—	1	—
Stilnox®/Ambien®/Ambien CR®/ Myslee®	13	0.0%	20		-81.7%	16	-10.5%	67	+8.1%
Allegra®	4	-33.3%	0		—	26	+16.7%	89	+23.6%
Copaxone®	113	-7.4%	0		—	0	-100.0%	6	0.0%
Tritace®	44	-10.2%	0		—	47	0.0%	4	-28.6%
Depakine®	37	0.0%	0		—	59	+13.0%	4	0.0%
Xatral®	16	0.0%	32		-14.0%	16	-11.1%	0	—
Actonel®	15	-46.4%	0		—	21	-18.5%	7	-22.2%
Nasacort®	8		16		-53.8%	6	0.0%	1	-50.0%

Consumer Health Care	157	+1.3%	145		+73.4%	283	+10.6%	59	+3.6%

Generics	111	+13.4%	34		+85.7%	279	+13.8%	10	+10.0%

Others	614	-8.5%	127		-24.5%	528	+5.6%	192	+6.2%

Genzyme	219		379			115		83

Total Pharma	2,207	+1.0%	1,862		+3.8%	2,159	+14.5	919	+19.5%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

Q2 2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Polio/Pertussis/Hib Vaccines	7	-58.8%	109	-8.2%	112	+12.6%	39	+48.1%
Influenza Vaccines*	0		0		55	-16.2%	2	-78.6%
Meningitis/Pneumonia Vaccines	1	0.0%	96	-1.8%	22	+15.0%	2
Adult Booster Vaccines	22	+69.2%	78	+1.1%	5	-28.6%	5	+75.0%
Travel and Other Endemics Vaccines	7	+75.0%	24	+17.4%	48	-21.0%	11	-16.7%
Other Vaccines	3	-25.0%	50	+100.0%	3	+25.0%	5	+279.5%

Total Vaccines	40	+2.6%	357	+5.4%	245	-3.4%	64	+10.2%

*	Seasonal and pandemic influenza Vaccines

Animal Health

Q2 2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Frontline® and other fipronil products	58	+9.3%	101	-13.4%	23	+9.5%	7	-36.4%
Vaccines	42	-4.5%	32	+12.5%	82	+9.0%	3	-33.3%
Avermectin	13	0.0%	47	+3.9%	15	+23.1%	18	+28.6%
Other	20	-13.0%	17	+5.0%	9	0.0%	9

Total Animal Health	133	0.0%	197	-4.6%	129	+9.8%	37	+16.1%

First-half 2011

Pharmaceuticals

H1 2011 net sales (€ million)	Western Europe	Change at CER	United States		Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	362	+5.3%	1,129		+13.5%	296	+24.7%	107	+22.9%
Apidra®	39	+21.9%	33		+12.9%	21	+37.5%	9	+100.0%
Amaryl®	17	-22.7%	2		-33.3%	114	+7.2%	84	-20.4%
Insuman®	50	-9.1%	0			14	+16.7%	0

Total Diabetes	472	+4.2%	1,164		13.3%	445	+19.9%	200	+1.6%
Lovenox®	419	+4.5%	382		-58.5%	274	+12.7%	44	+5.0%
Plavix®	219	-42.2%	104	*	-4.6%	347	+8.3%	324	+18.1%
Taxotere®	125	-67.2%	202		-54.7%	156	-23.5%	103	-11.1%
Aprovel®	395	-7.3%	23	*	+35.3%	188	+11.4%	57	+6.1%
Eloxatin®	24	0.0%	301		+773.0%	79	+12.9%	32	+6.7%
Multaq®	34	+209.1%	91		+88.2%	3	—	3	+100.0%
Jevtana®	11	—	81		—	4	—	0
Stilnox®/Ambien®/Ambien CR®/ Myslee®	27	0.0%	43		-83.2%	31	-8.8%	131	+9.8. %
Allegra®	8	-20.0%	5		-94.9%	48	+16.7%	274	+34.6%
Copaxone®	222	-9.8%	0		—	0	-100.0%	11	+11.1%
Tritace®	88	-11.1%	0		—	95	0.0%	11	-26.7%
Depakine®	72	-2.7%	0		—	116	+12.6%	8	0.0%
Xatral®	31	-11.4%	65		-17.1%	32	-8.6%	1	+100.0%
Actonel®	30	-47.4%	0		—	42	-12.5%	19	-10.5%
Nasacort®	15	-11.8%	45		-36.1%	12	0.0%	2	0.0%

Consumer Health Care	343	+3.6%	314		+126.0%	584	+19.4%	115	+8.2%

Generics	227	+8.2%	66		+73.2%	537	+18.1%	18	-19.0%

Others	1,263	-7.8%	261		-18.5%	1,039	+5.7%	377	+0.6%

Genzyme	219		379			115		83

Total Pharma	4,244	-6.0%	3,526		+0.2%	4,147	+13.1%	1,813	+14.5%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

H1 2011 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	17	-50.0%	209	-2.7%	215	+18.7%	53	+22.0%
Influenza Vaccines*	0	-100.0%	0	-100.0%	147	-67.2%	11	-28.6%
Meningitis/Pneumonia Vaccines	1	-66.7%	130	-19.2%	47	+20.0%	5	-18.5%
Adult Booster Vaccines	42	+57.7%	142	+8.6%	12	-20.0%	10	+83.3%
Travel and Other Endemics Vaccines	11	-8.3%	41	+10.0%	98	-18.3%	21	-9.5%
Other Vaccines	6	0.0%	76	+43.9%	8	+14.3%	6	+85.3%

Total Vaccines	77	-41.5%	598	-1.7%	527	-35.2%	106	+12.2%

*	Seasonal and pandemic influenza Vaccines

Animal Health

H1 2011 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Frontline® and other fipronil products	138	+6.2%	255	+4.3%	41	+11.1%	25	-8.0%
Vaccines	99	+1.0%	60	+8.6%	160	+19.4%	6	-33.3%
Avermectin	30	+3.4%	106	+0.9%	27	+17.4%	35	+23.1%
Other	43	-4.4%	35	+5.6%	17	0.0%	13	+116.7%

Total Animal Health	310	+2.6%	456	+4.1%	245	+16.2%	79	+12.1%

Appendix 3: Consolidated net sales by business segment

net sales (€ million)	Q2 2011	Q2 2010	H1 2011	H1 2010
Pharmaceuticals	7,147	7,035	13,730	13,476
Vaccines	706	748	1,308	1,692

Merial	496	524	1,090	1,037

Total	8,349	8,307	16,128	16,205

Appendix 4: Net sales of Growth Platforms

net sales (€ million)	Q2 2011		Change at constant exchange rates		H1 2011		Change at constant exchange rates
Emerging Markets1/2	2,533		+12,3%		4,919		+4,9
Emerging Markets excluding Diabetes, Vaccines, CHC, and new products		1,521		+5.0%		2,996		+6,2%
Diabetes		1,168		+12.4%		2,281		+11.5%
Vaccines		706		+2.5%		1,308		-20.3%
Consumer Health Care (CHC)		644		+17.6%		1,356		+28,1%
Animal Health		496		+1.1%		1,090		+6.7%
New products[3]		116		+223.1%		227		+271.4%

Total Growth Platforms		4,651		+9,5%		9,258		+7.0%

[1]	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.
[2]	Include Diabetes, Vaccines, and Consumer Health Care sales generated in Emerging Markets;
[3]	Multaq® and Jevtana®

Appendix 5: Business net income statement

Second-quarter 2011	Pharmaceuticals			Vaccines			Animal health(1)			Other		Group Total
Millions of euros	Q2 2011	Q2 2010	% change	Q2 2011	Q2 2010	% change	Q2 2011	Q2 2010	% change	Q2 2011	Q2 2010	Q2 2011	Q2 2010	% change
Net sales	7,147	7,035	+1.6%	706	748	(5.6%)	496	524	(5.3%)			8,349	8,307	+0.5%
Other revenues	412	401	+2.7%	5	7	(28.6%)	5	4	+25.0%			422	412	+2.4%
Cost of sales	(2,146)	(1,806)	+18.8%	(282)	(252)	+11.9%	(160)	(151)	+6.0%			(2,588)	(2,209)	+17.2%
As % of net sales	(30.0%)	(25.7%)		(39.9%)	(33.7%)		(32.3%)	(28.8%)				(31.0%)	(26.6%)

Gross profit	5,413	5,630	(3.9%)	429	503	(14.7%)	341	377	(9.5%)			6,183	6,510	(5.0%)
As % of net sales	75.7%	80.0%		60.8%	67.2%		68.8%	71.9%				74.1%	78.4%

Research and development expenses	(1,023)	(950)	+7.7%	(139)	(130)	+6.9%	(35)	(39)	(10.3%)			(1,197)	(1,119)	+7.0%
As % of net sales	(14.3%)	(13.5%)		(19.7%)	(17.4%)		(7.1%)	(7.4%)				(14.3%)	(13.5%)
Selling and general expenses	(1,969)	(1,808)	+8.9%	(137)	(148)	(7.4%)	(161)	(167)	(3.6%)	(1)	(2)	(2,268)	(2,125)	+6.7%
As % of net sales	(27.6%)	(25.7%)		(19.4%)	(19.8%)		(32.5%)	(31.9%)				(27.2%)	(25.6%)
Other current operating income/expenses	(20)	67		(2)			10	1		19	(41)	7	27
Share of profit/loss of associates*	276	255		2	(7)							278	248
Net income attributable to non-controlling interests	(58)	(72)			1			1				(58)	(70)

Business operating income	2,619	3,122	(16.1%)	153	219	(30.1%)	155	173	(10.4%)	18	(43)	2,945	3,471	(15.2%)
As % of net sales	36.6%	44.4%		21.7%	29.3%		31.3%	33.0%				35.3%	41.8%

Financial income and expenses												(100)	(95)
Income tax expense												(695)	(898)
Tax rate**												26.5%	28.1%

Business net income												2,150	2,478	(13.2%)
As % of net sales												25.8%	29.8%

Business earnings per share*** (in euros)												1.64	1.90	(13,7%)

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,311.6 million in the second quarter of 2011 and 1,304.3 million in the second quarter of 2010
(1)

In 2010: the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

First-half 2011	Pharmaceuticals			Vaccines			Animal health(1)			Other			Group Total
Millions of euros	H1 2011	H1 2010	% change	H1 2011	H1 2010	% change	H1 2011	H1 2010	% change	H1 2011	H1 2010	H1 2011	H1 2010	% change
Net sales	13,730	13,476	+1.9%	1,308	1,692	(22.7%)	1,090	1,037	+5.1%			16,128	16,205	(0.5%)
Other revenues	816	786	+3.8%	10	12	(16.7%)	9	9				835	807	+3.5%
Cost of sales	(4,073)	(3,531)	+15.3%	(550)	(552)	(0.4%)	(327)	(303)	+7.9%			(4,950)	(4,386)	+12.9%
As % of net sales	(29.7%)	(26.2%)		(42.1%)	(32.6%)		(30.0%)	(29.2%)				(30.7%)	(27.1%)

Gross profit	10,473	10,731	(2.4%)	768	1,152	(33.3%)	772	743	+3.9%			12,013	12,626	(4.9%)
As % of net sales	76.3%	79.6%		58.7%	68.1%		70.8%	71.6%				74.5%	77.9%

Research and	(1,963)	(1,943)	+1.0%	(264)	(247)	+6.9%	(70)	(75)	(6.7%)			(2,297)	(2,265)	+1.4%
development expenses
As % of net sales	(14.3%)	(14.4%)		(20.2%)	(14.6%)		(6.4%)	(7.2%)				(14.2%)	(14.0%)
Selling and general	(3,614)	(3,373)	+7.1%	(264)	(284)	(7.0%)	(322)	(306)	+5.2%	(1)	(2)	(4,201)	(3,965)	+6.0%
expenses
As % of net sales	(26.3%)	(25.0%)		(20.2%)	(16.8%)		(29.6%)	(29.5%)				(26.0%)	(24.5%)
Other current operating income/expenses	42	168		(1)	(2)		(7)	6		(11)	(70)	23	102
Share of profit/loss of associates*	559	491		(2)	(8)					13	8	570	491
Net income attributable to non-controlling interests	(136)	(150)			1			1				(136)	(148)

Business operating income	5,361	5,924	(9.5%)	237	612	(61.3%)	373	369	+1.1%	1	(64)	5,972	6,841	(12.7%)
As % of net sales	39.0%	44.0%		18.1%	36.2%		34.2%	35.6%				37.0%	42.2%

Financial income and expenses												(178)	(140)
Income tax expense												(1,474)	(1,796)
Tax rate**												27.5%	28.2%

Business net income												4,320	4,905	(11.9%)
As % of net sales												26.8%	30.3%

Business earnings pershare*** (in euros)												3.30	3.76	(12,2%)

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,308.6 million in the first semester of 2011 and 1,305.8 million in the first semester of 2010
(1)

In 2010: the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

Appendix 6: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

Millions of euros	Q2 2011	Q2 2010(1)	% change
Business net income	2,150	2,478	(13.2%)

Amortization of intangible assets(2)	(965)	(954)
Impairment of intangible assets	(37)	(108)
Fair value remeasurement of contingent consideration liabilities	(20)
Expenses arising from the impact of acquisitions on inventories	(262)	(72)
Restructuring costs	(345)	(23)
Other gains and losses, and litigation(3)
Discontinuation of depreciation of PP&E* (IFRS5)		21
Tax effect of :	492	377
Amortization of intangible assets	296	318
Expenses arising on the workdown of acquired inventories	78	26
Restructuring costs	108	7
Other items	10	26
Other tax items		(5)
Share of items listed above attributable to non- controlling interests		1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(7)	(8)

Net income attributable to equity holders of sanofi	1,006	1,707	(41.1%)

Consolidated earnings per share(4) (in euros)	0.77	1.31	(41,2%)

(1)

the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2)

Of which amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 921 million in the second quarter of 2011 and € 900 million in the second quarter of 2010.

(3)

In 2011: “Catch up” in respect of 2009 and 2010 depreciation and amortization expense on PP&E* and intangible assets of Merial, previously classified as “Assets held for sale or exchange” (IFRS5 § 27).

(4)	Based on an average number of shares outstanding of 1,311.6 million in the second quarter of 2011 and 1,304.3 in the second quarter of 2010.
*	Property, Plant and Equipment.

-	See page 15 for comments on the reconciliation of business net income to consolidated net income

Millions of euros	H1 2011	H1 2010(1)	% change

Business net income	4,320	4,905	(11.9%)

Amortization of intangible assets(2)	(1,701)	(1,802)

Impairment of intangible assets	(69)	(108)

Fair value remeasurement of contingent consideration liabilities	(66)

Expenses arising from the impact of acquisitions on inventories	(264)	(134)

Restructuring costs	(467)	(190)

Other gains and losses, and litigation(3)	(517)

Discontinuation of depreciation of PP&E* (IFRS5)		39

Tax effect of :	1,002	726

Amortization of intangible assets	559	600

Expenses arising on the workdown of acquired inventories	78	43

Restructuring costs	150	63

Other items	215	20

Other tax items		(1)

Share of items listed above attributable to non-controlling interests		1

Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(14)	(15)

Net income attributable to equity holders of sanofi	2,224	3,421	(35.0%)

Consolidated earnings per share(4) (in euros)	1.70	2.62	(35.1%)

(1)

the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2)

Of which amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 1,607 million in the first semester of 2011 and € 1,701 million in the first semester of 2010.

(3)

In 2011: “Catch up” in respect of 2009 and 2010 depreciation and amortization expense on PP&E* and intangible assets of Merial, previously classified as “Assets held for sale or exchange” (IFRS5 § 27).

(4)	Based on an average number of shares outstanding of 1,308.6 million in the first semester of 2011 and 1,305.8 in the first semester of 2010.
*	Property, Plant and Equipment.

Appendix 7: Consolidated income statements

Millions of euros	Q2 2011	Q2 2010(1)	H1 2011	H1 2010(1)

Net sales	8,349	8,307	16,128	16,205

Other revenues	422	412	835	807

Cost of sales	(2,850)	(2,269)	(5,214)	(4,496)

Gross profit	5,921	6,450	11,749	12,516

Research and development expenses	(1,197)	(1,117)	(2,297)	(2,260)

Selling and general expenses	(2,268)	(2,118)	(4,201)	(3,955)

Other operating income	73	91	191	243

Other operating expenses	(66)	(64)	(168)	(141)

Amortization of intangible assets	(965)	(954)	(1,701)	(1,802)

Impairment of intangible assets	(37)	(108)	(69)	(108)

Fair value remeasurement of contingent consideration liabilities	(20)		(66)

Restructuring costs	(345)	(23)	(467)	(190)

Other gains and losses, and litigation			(517)

Operating income	1,096	2,157	2,454	4,303

Financial expenses	(133)	(111)	(234)	(214)

Financial income	33	16	56	74

Income before tax and associates and joint ventures	996	2,062	2,276	4,163

Income tax expenses	(203)	(526)	(472)	(1,071)

Share of profit/loss of associates and joint ventures	271	240	556	476

Net income	1,064	1,776	2,360	3,568

Net income attributable to non-controlling interests	58	69	136	147

Net income attributable to equity holders of sanofi	1,006	1,707	2,224	3,421

Average number of shares outstanding (million)	1,311.6	1,304.3	1,308.6	1,305.8

Earnings per share (in euros)	0.77	1.31	1.70	2.62

(1)

the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

Appendix 8: Change in net debt

Millions of euros	H1 2011	H1 2010

Business net income	4,320	4,905

Depreciation, amortization and impairment of property, plant and equipment and intangible assets	555	527

Net gains and losses on disposals of non-current assets, net of tax	(35)	(81)

Other non cash items	276	436

Operating cash flow before changes in working capital (1)	5,116	5,787

Changes in working capital (1)	(754)	(844)

Acquisitions of property, plant and equipment and software	(768)	(629)

Free cash flow (1)	3,594	4,314

Acquisitions of intangibles, excluding software	(64)	(157)

Acquisitions of investments, including assumed debt(2)	(13,935)	(1,789)

Restructuring costs paid	(353)	(571)

Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	71	75

Issuance of sanofi shares	28	11

Dividends paid to sanofi shareholders	(1,372)	(3,131)

Acquisition of treasury shares	(113)	(321)

Disposals of treasury shares, net of tax	1	57

Other items(3)	489	(213)

Change in net debt	(11,654)	(1,725)

(1)	Excluding restructuring costs
(2)	In 2011: (13,528) M€ related to Genzyme acquisition
(3)	In 2011: of which foreign exchange effect on net debt +384 M€

Appendix 9: Simplified consolidated balance sheets

ASSETS € million	06/30/11	12/31/10	LIABILITIES & EQUITY € million	06/30/11	12/31/10

Property, plant and equipment	10,669	8,155	Equity attributable to equity-holders of sanofi	52,456	53,097
Intangible assets (including goodwill)	60,077	44,411	Equity attributable to non-controlling interests	143	191
Non-current financial assets, investments in associates, and deferred tax assets	6,212	5,619	Total equity	52,599	53,288

			Long-term debt	13,289	6,695
			Non-current liabilities related to business combinations and to non-controlling interests	1,390	388

Non-current assets	76,958	58,185	Provisions and other non-current liabilities	9,704	9,326

			Deferred tax liabilities	6,560	3,808

Inventories, accounts receivable and other current assets	16,054	13,578	Non-current liabilities	30,943	20,217

Cash and cash equivalents	6,538	6,465	Accounts payable and other current liabilities	9,078	8,424
			Current liabilities related to business combinations and to non-controlling interests	207	98
			Short-term debt and current portion of long-term debt	6,753	1,565

Current assets	22,592	20,043	Current liabilities	16,038	10,087

Assets held for sale or exchange	44	7,036	Liabilities related to assets held for sale or exchange	14	1,672

Total ASSETS	99,594	85,264	Total LIABILITIES & EQUITY	99,594	85,264

Appendix 10: Definitions

Re-presentation of Merial results

In accordance with IFRS 5.36 and as Merial has ceased to be qualified as held for sale or exchange in Q1/2011, the results of Merial classified as held for sale or exchange in previously-issued financial statements have been reclassified and included in income from continuing operations for all periods presented.

Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the second quarter and the first half of 2011

(millions of euros)	Q2 2011	H1 2011
Net sales	8,349	16,128
Effect of exchange rates	(528)	(244)
Net sales at constant exchange rates	8,877	16,372

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover® , Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi publishes a key non-GAAP indicator in response to the application of IFRS 8. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as Net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration liabilities related to business combinations,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	other gains and losses (including gains and losses on disposals of non-current assets *),

•	costs or provisions associated with litigation *,

•	tax effects related to the items listed above as well as effects of major tax disputes,

*	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.